UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G

                  Under the Securities Exchange Act of 1934
                              (Amendment No.   )*

                     Irvine Apartment Communities Incorporated
                               (Name of Issuer)

                                 Common Stock
                        (Title Of Class of Securities)

                                   463606103
                           _________________________
                                (CUSIP Number)
Check the following box if a fee is being paid with this statement X . (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                                  13G       PAGE 2 of 7 PAGES
CUSIP NO. 463606103


  1      NAME OF REPORTING PERSON
         S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                        Merrill Lynch & Co., Inc.

  2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   Joint Filing

                                                                     (a) [ ]
                                                                     (b) [ ]

  3                    SEC USE ONLY

  4                    CITIZENSHIP OR PLACE OF ORGANIZATION

                                     Delaware

                           5      SOLE VOTING POWER

                                     None
      NUMBER OF
        SHARES             6      SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                      18,447,000
        EACH
      REPORTING            7      SOLE DISPOSITIVE POWER
     PERSON WITH
                                     None

                           8      SHARED DISPOSITIVE POWER

                                     18,447,000

 9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      18,447,000

10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                      5.05%

12      TYPE OF REPORTING PERSON*

                      HC, CO

                   *SEE INSTRUCTION BEFORE FILLING OUT!



          CUSIP NO. 463606103     13G       PAGE 3 OF 7 PAGES

  1      NAME OF REPORTING PERSON
         S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                        Merrill Lynch, Pierce, Fenner & Smith Incorporated

  2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   Joint Filing

                                                                    (a) [ ]
                                                                    (b) [ ]

  3                    SEC USE ONLY

  4                    CITIZENSHIP OR PLACE OF ORGANIZATION

                                     Delaware

                           5      SOLE VOTING POWER

      NUMBER OF                      None

        SHARES             6      SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                      929,800
        EACH
                           7      SOLE DISPOSITIVE POWER
      REPORTING
     PERSON WITH                     None

                           8      SHARED DISPOSITIVE POWER

                                     929,800

 9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        929,800

10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                     2.65%

12      TYPE OF REPORTING PERSON*

                      BD, CO

                   *SEE INSTRUCTION BEFORE FILLING OUT!


SCHEDULE 13G


Item 1 (a)       Name of Issuer:

                 Irvine Apartment Communities Incorporated

Item 1 (b)       Address of Issuer's  Principal Executive Offices:

                 550 Newport Center Drive
                 Suite 300
                 Newport Beach, California 92660

Item 2 (a)       Names of Persons Filing:

                 Merrill Lynch & Co., Inc.
                 Merrill Lynch, Pierce, Fenner & Smith Incorporated

Item 2 (b)       Address of Principal Business Office, or, if None,
                 Residence:

                 Merrill Lynch & Co., Inc.
                 World Financial Center, North Tower
                 250 Vesey Street
                 New York, New York  10281

                 Merrill Lynch, Pierce, Fenner & Smith Incorporated World Financial Center, North Tower
                 250 Vesey Street
                 New York, New York  10281

Item 2 (c)       Citizenship:

                 See Item 4 of Cover Pages

Item 2 (d)       Title of Class of Securities:


                 Common Stock

Item 2 (e)       CUSIP Number:

                 463606103

Item 3

      Merrill Lynch & Co., Inc. ("ML&Co."), is a parent holding company, in accordance with Section 240.13d-1(b)(1)(ii)(G). Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S") is a broker-dealer registered under
Section 15 of the Securities Exchange Act of 1934 (the "Act").

Item 4           Ownership

      (a) Amount Beneficially Owned: See Item 9 of Cover Pages. Pursuant to Section 240.13d-4, ML&Co. and MLPF&S (the "Reporting Persons") disclaim beneficial ownership of the securities of Irvine Apartment Communities Incorporated (the "Issuer") referred to herein, and the filing of this
Schedule 13G shall not be construed as an admission that the Reporting Persons are, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities of the Issuer covered by this statement, other than certain securities of the Issuer held in MLPF&S proprietary accounts.


      (b)   Percent of Class:


                        See Item 11 of Cover Pages


      (c)   Number of shares as to which such person has:


                (i)     sole power to vote or to direct the vote:


                         See Item 5 of Cover Pages


               (ii)     shared power to vote or to direct the vote:


                         See Item 6 of Cover Pages


               (iii)    sole power to dispose or to direct the disposition of:


                         See Item 7 of Cover Pages


               (iv)   shared power to dispose or to direct the disposition of:


                         See Item 8 of Cover Pages


Item 5           Ownership of Five Percent or Less of a Class.

                 Not Applicable


Item 6           Ownership of More than Five Percent on
                 Behalf of Another Person.

      MLPF&S is a sponsor of various unit investment trusts ("UITs") which invest in "equity securities" as defined in Section 240.13d-1(d). While the UITs have the right to receive, or the power to direct the receipt of dividends from or the proceeds from the sale of, the securities reported herein, no singe UIT's interest relates to more than 5% of the class of securities reported herein.

      Fund Lynch Asset Management, L.P. (d/b/a Fund Asset Management) is an investment advisers registered under Section 203 of the Investment Advisers Act of 1940 and acts as investment adviser to investment companies registered under Section 8 of the Investment Company Act of 1940. With respect to the securities held by those investment companies, several persons have the right to receive, or the power to direct the receipt of dividends from or the proceeds from the sale of, such securities. No such person's interest relates to more than 5% of the class of securities reported herein.


Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.


                 See Exhibit A


Item 8           Identification and Classification of Members of the Group.


                 Not Applicable


Item 9           Notice of Dissolution of Group.


                 Not Applicable


Item 10          Certification.


      By signing below each of the undersigned certifies that, to the best of their knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature.


      After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: March 31, 1997                Merrill Lynch & Co., Inc.

                                    /s/ Richard B. Alsop
                                    ----------------------------
                                    Name: Richard B. Alsop

                                    Title:   Attorney-in-fact(*)


                                    Merrill Lynch, Pierce, Fenner &
                                          Smith Incorporated

                                    /s/ Richard B. Alsop
                                    ----------------------------
                                    Name:  Richard B. Alsop
                                    Title: Attorney-in-fact(**)


----------------
(*) Signed pursuant to a power of attorney, dated November 17, 1995, included as Exhibit B to Schedule 13G filed with the Securities and Exchange Commission by Merrill Lynch & Co., Inc., et al on February 14, 1995 with respect to Woolworth Corporation.

(*)** Signed pursuant to a power of attorney, dated November 17, 1995, included as Exhibit C to Schedule 13G filed with the Securities and Exchange Commission by Merrill Lynch & Co., Inc., et. al. on February 14, 1995 with respect to Woolworth Corporation.